Aflac Incorporated 2nd Quarter 2010 Form 10-Q

EXHIBIT 12

Aflac Incorporated and Subsidiaries

Ratio of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands)	2010	2009	2010	2009
Fixed charges:
Interest expense(1)	$32,993	$13,521	$65,675	$21,322
Interest on investment-type contracts	9,467	8,266	18,761	16,727
Rental expense deemed interest	232	363	482	765
Total fixed charges	$42,692	$22,150	$84,918	$38,814

Earnings before income tax(1)	$889,382	$472,712	$1,863,107	$1,343,875
Add back:
Total fixed charges	42,692	22,150	84,918	38,814
Total earnings before income tax and fixed charges	$932,074	$494,862	$1,948,025	$1,382,689

Ratio of earnings to fixed charges	21.8x	22.3x	22.9x	35.6x

(1) Excludes interest expense on income tax liabilities

EXH 12-1